EXHIBIT 99.1

HEXO Provides Update on "The Path Forward"; Identifies $15 Million in Cost Savings

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 11, 2021 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, Feb. 09, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today provided an update on its previously announced strategic plan, "The Path Forward", designed to solidify HEXO’s position as the number one cannabis company in Canada by recreational market share, with the goal of becoming the first amongst its peers to be cash flow positive from operations.

HEXO is committed to providing its shareholders with updates as the Company executes the strategic plan. Today’s announcement provides updates to one of the five strategic pillars: (i) “Streamline and Simplify the Organizational Structure”.

On January 19, 2022, the Company announced that it would reduce SG&A expenses by 30 per cent by Fiscal Year End 2023. As part of that initiative, the Company today is announcing the reduction of 180 positions, resulting in annual savings of approximately $15 million on an annualized basis. Half of these positions are related to the previously announced closure of the Stellarton facility. The remaining reductions are related to reducing back-office positions where there is significant overlap as a result of recent acquisitions and simplifying HEXO’s operating model to drive clearer accountability.

“Today’s announcement was not an easy one to make. We are working with all impacted employees to the best of our ability to ensure that they are treated fairly and provided the support necessary to assist with this transition. I would like to thank all impacted employees for their contributions and dedication to HEXO.” said Scott Cooper, President & CEO. “We believe we have the right plan to maintain HEXO’s position as the number one cannabis company in Canada and remain focused on our growth objectives.”

The plan is expected to generate incremental cash flow of approximately $37.5 million in fiscal 2022 and an additional anticipated and approximate $135 million in fiscal 2023 for a total of $175 million over the two years, from a combination of cost reductions and anticipated organic revenue growth.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:

invest@hexo.com
www.hexocorp.com

Media Relations:

(819)-317-0526
media@hexo.com